EXHIBIT 99.5

VOX ROYALTY ANNOUNCES Q1 2025 FINANCIAL RESULTS,

INCREASES 2025 REVENUE GUIDANCE AND

DECLARES QUARTERLY DIVIDEND

DENVER – May 15, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce its operating and financial results for the first quarter ended March 31, 2025. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: "Vox's first quarter performance continues to demonstrate the strength of our producing royalty portfolio, with consistent revenue generation underpinned by organic growth across our gold royalty assets. Recent record gold prices of over A$5,300/ounce are fast-tracking the development and production timelines of several Western Australian projects, driving potential near-term cash flow upside. We are excited for numerous expected gold project catalysts during the quarter ahead, including the ownership change and fast-tracking at the Bullabulling gold project and ramp of mining at Plutonic East, Boundary and Castle Hill gold deposits. In parallel, our recent acquisition of the producing Kanmantoo copper-gold royalty in South Australia further enhances our near-term revenue growth profile and diversification while maintaining our industry leading weighting to Australian royalty assets."

Increased 2025 Outlook and Guidance

The operational performance of the Vox portfolio during the first quarter was in line with management expectations. Management anticipates that the Company’s newly producing gold assets will continue to increase production and processing over the coming quarters. On February 20, 2025, Vox estimated that 2025 royalty revenue guidance would be in the range of $12 million to $14 million. Following the acquisition of the Kanmantoo royalty and factoring in expected revenue associated therewith, Vox now estimates 2025 royalty revenue to total $13 million to $15 million.

Management’s revised 2025 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which the Company has a royalty interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available.

First Quarter 2025 Highlights

•	Balance sheet position at quarter end includes:
o	Cash and accounts receivable of $12,052,091.
o	Working capital of $9,653,494.
•	Significant operator updates during the quarter, including:
o

On January 14, 2025, the Company noted the proposed acquisition of the royalty-linked Bullabulling gold project (1.4Moz Indicated, 0.9Moz Inferred) by Minerals 260 Limited from Norton Gold Fields Pty Ltd for A$165.5 million.

o	On March 14, 2025, the Company noted the commencement of first stoping ore at the Plutonic East underground gold mine by Catalyst Metals in Western Australia.
•	Generated cash flows from operations of $1,038,814 for the three months ended March 31, 2025, compared to $1,212,154 in Q1 2024.
•	Q1 2025 revenue of $2,680,194 compared to $2,882,512 in Q1 2024.
•	On February 20, 2025, increased quarterly cash dividend to $0.0125 per common share. This marks the third consecutive annual increase for Vox shareholders.
•	On March 12, 2025, the Company approved the renewal of a share repurchase program of up to $1.5 million of Vox common shares.
•	Subsequent to quarter end:
o	On May 14, 2025, the Company initiated a draw down of $11.7 million under the BMO facility. The proceeds of the draw down were allocated to the purchase of the Kanmantoo royalty acquisition.
o

On May 15, 2025, the Company completed the acquisition of a cash-flowing royalty over the producing Kanmantoo copper-gold mine in South Australia (the “Kanmantoo Royalty”), from a private Australian company for total cash consideration of $11.7 million. The Kanmantoo Royalty is a 2.5% NSR, payable monthly, stepping down to a 0.50% NSR after reaching cumulative production of 85,000t copper (approximately 72,435t remaining as at 30 April 2025).

Summary of Quarterly Results

	Three months ended March 31, 2025	Three months ended March 31, 2024
	$	$
Statement of Cash Flows
Cash flows from operating activities	1,038,814	1,212,154

Income Statement
Revenue	2,680,194	2,882,512
Gross profit	1,895,072	2,414,139
Operating expenses	(1,791,541)	(1,803,625)
Income from operations	103,531	610,514
Interest and finance expenses(1)	(85,388)	(73,705)
Other income(2)	73,733	(36,094)
Income tax expense – current and deferred	(451,016)	(742,102)
Net loss	(359,140)	(241,387)
Loss per share – basic and diluted	(0.01)	(0.00)

Dividends declared per share	0.0125	0.0120

(1)	Interest and finance expenses comprise BMO credit facility finance charges.
(2)	Other income comprises interest income and foreign exchange differences.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three months ended March 31, 2025, available on SEDAR+ (www.sedarplus.ca), the SEC’s website (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.0125 per common share, to be paid on July 14, 2025, to shareholders of record as of the close of business on June 30, 2025.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on June 30, 2025. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com (720) 602-4223	pascal@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in July 2025 and on any future date thereafter, development expectations at key growth assets during 2025, expectations to realize revenue from producing and development stage royalty assets in the near-term, and revenue expectations for fiscal year 2025. Achievement of the 2025 royalty revenue guidance stated in this press release is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the actual royalty revenue for 2025 will be in the range set forth above. In addition, management may or may not revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024, available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.